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PROSPECTUS SUPPLEMENT DATED NOVEMBER 13, 1997
(TO PROSPECTUS SUPPLEMENT DATED NOVEMBER 7, 1997 AND PROSPECTUS
DATED NOVEMBER 7, 1997)


[LOGO]         CENTURY
               COMMUNICATIONS
               CORP.


$100,000,000
8 3/8% Senior Notes due 2017



                    CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

         The following is a summary of the material United States federal income tax matters that may be relevant to the acquisition, ownership and disposition of the Notes by initial purchasers of the Notes, and, to the limited extent discussed below under "-Market Discount" and "-Acquisition Premium; Amortizable Note Premium", to subsequent holders of the Notes. This summary is limited to United States Persons (as defined below) who hold the Notes as "capital assets" within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "CODE"), and whose "functional currency" as defined in the Code is the U.S. dollar ("UNITED STATES HOLDERS"). This discussion does not address the U.S. federal income tax consequences to certain persons subject to special treatment under the federal income tax law, including, but not limited to, tax-exempt organizations, dealers in securities or currencies, regulated investment companies, real estate investment trusts, real estate mortgage investment conduits, financial asset securitization investment trusts, financial institutions, persons subject to alternative minimum tax, insurance companies, or persons holding Notes as a part of a hedging, conversion or integrated transaction or a straddle.

         As used herein, the term "UNITED STATES PERSON" means (i) a citizen or resident of the United States, (ii) a corporation or partnership created or organized in or under the laws of the United States or any state thereof or
(iii) an estate or trust that is subject to United States federal income taxation without regard to the source of its income. Thus, the following does not address any tax consequences that apply to nonresident aliens or foreign entities.

           This summary is based upon the provisions of law and the regulations, administrative rulings and judicial decisions thereunder now in effect, all of which are subject to change (possibly with retroactive effect) or different interpretations. This summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to acquire, hold or dispose of the Notes. This summary is provided for general information purposes only, and does not constitute, and should not be considered as, legal or tax advice to any purchaser or other holders of the Notes. PERSONS CONSIDERING THE PURCHASE, OWNERSHIP OR DISPOSITION OF THE NOTES SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES THEREOF IN LIGHT OF THEIR PARTICULAR SITUATIONS, AS WELL AS CONCERNING ANY CONSEQUENCES ARISING UNDER THE LAWS OF ANY OTHER TAXING JURISDICTION, INCLUDING ANY STATE, LOCAL OR OTHER FOREIGN JURISDICTION, AS WELL AS ANY ESTATE OR GIFT TAX CONSIDERATIONS.

(Continued on next page)

J.P. MORGAN & Co.

The date of this Prospectus Supplement is November 13, 1997.


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         Payments of Interest. Interest payable on the Notes will generally be taxable to a United States Holder as ordinary interest income at the time it is paid or accrued, in accordance with the United States Holder's method of accounting for United States federal income tax purposes.

         Original Issue Discount. For federal income tax purposes, when a debt instrument is issued at a discount, the amount of such discount ("ORIGINAL ISSUE DISCOUNT" or "OID") is treated as interest income, and the holder of such instrument must include such OID in his income for the period during which the OID accrues even if no cash attributable to such OID income is received until maturity, redemption or other disposition of the debt instrument.

         The amount of OID, if any, on a debt instrument, such as the Notes, is the difference between its "issue price" and its "stated redemption price at maturity" (subject, generally, to a statutory de minimis exception not applicable to the Notes). The portion of any such OID that is to be accrued (and included in income) with respect to a debt instrument with a maturity of more than one year generally will be determined for each accrual period during the term of such debt instrument under the constant yield method, applied by (i) multiplying the adjusted issue price of the debt instrument at the beginning of the accrual period by its yield to maturity, and (ii) subtracting from that product the amount of any interest payments made during that accrual period that are based on a single fixed rate and are payable unconditionally in cash or in property (other than debt instruments of the issuer) at intervals of one year or less during the entire term of the debt instrument ("QUALIFIED STATED INTEREST"). The resulting amount is allocated ratably to each day in the accrual period, and the amount includible in a holder's income (whether on the cash or accrual method of accounting) with respect to the debt instrument is the sum of the resulting daily portions of OID for each day of the taxable year during which the holder held the debt instrument.

         The "ISSUE PRICE" of each Note in a particular offering will generally be the first price at which a substantial amount of that particular offering is sold (other than to an underwriter, placement agent or wholesaler). The "STATED REDEMPTION PRICE AT MATURITY" of a Note equals the sum of all payments to be made on such Note other than qualified stated interest. The "ADJUSTED ISSUE PRICE" of a debt instrument at the beginning of any accrual period is equal to its issue price increased by all previously accrued OID and reduced by the amount of all previous payments made on such debt instrument (other than payments of qualified stated interest). Generally, the tax basis of the debt instrument in the hands of the holder will be increased and decreased, respectively, by the same amounts.

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         Because the stated redemption price at maturity for the Notes will exceed the issue price for the Notes, the Notes will be issued with OID for federal income tax purposes equal to the amount of this excess.

         The Company is required to furnish to the Internal Revenue Service, and will furnish annually to the record holders of the Notes, certain information with respect to OID accruing during the calendar year. Because this information will be based upon the adjusted issue price of the Notes as if the holder were the original holder of the Notes, subsequent holders who purchase Notes for an amount other than the adjusted issue price for such Notes or on a date other than the end of an accrual period for the Notes will be required to determine for themselves the amount of OID, if any, that they are required to report.

         Market Discount. The income which an investor who acquires a Note from an original Holder at a "market discount" must recognize may be affected by the market discount provisions of the Code. Debt instruments such as the Notes are considered to have been purchased at a market discount if, subsequent to their original issuance, they are purchased at a price below their adjusted issue price.

         Under the market discount rules, if such an investor purchases a Note at a market discount in excess of a statutorily-defined de minimis amount and thereafter recognizes gain upon a disposition or retirement of the Note, then the lesser of the gain so recognized and the portion of the market discount that accrued while the Note was held by such investor generally will be treated as ordinary income at such time. Moreover, any such market discount on a Note may be taxable to such an investor at the time of certain otherwise non-taxable transactions (e.g., gifts). In addition, a holder of a market discount Note may be required to defer a portion of any interest expense that otherwise may be deductible on any indebtedness incurred or maintained to purchase or carry such Note until the holder disposes of the Note in a taxable transaction.

         Neither the rule treating accrued market discount as ordinary income on disposition nor the rule deferring interest deductions applies if the holder of the market discount Note elects to include the accrued market discount in income currently. This election to include market discount in income currently, once made, applies to all market discount obligations acquired during or after the first taxable year to which the election applies and may not be revoked without the consent of the Internal Revenue Service. United States Holders should consult with their own tax advisors in deciding whether to elect to include market discount in income currently.

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         Acquisition Premium; Amortizable Note Premium. A United States Holder
that purchases a Note for an amount (excluding any amount paid for accrued interest) that is greater than its adjusted issue price but equal to or less than the Note's remaining stated redemption price at maturity will be considered to have purchased such Note at an "acquisition premium." The amount of OID which such holder must include in its gross income with respect to such Note for any taxable year will be reduced by the portion of such acquisition premium properly allocated to such year.

         A United States Holder that purchases a Note for an amount (excluding any amount paid for accrued interest) in excess of the Note's remaining stated redemption price at maturity will be considered to have purchased the Note at a "premium." Such holder generally will not be required to include any OID in income with respect to such Note and may elect to amortize the premium over the remaining term of the Note (or, in certain circumstances, until an earlier redemption or repurchase date) using a constant yield method.

         If note premium is amortized, the amount of interest that must be included in the United States Holder's income for any year will be reduced by the portion of the premium allocable to such year. If such an election to amortize note premium is not made, a United States Holder must include the full amount of each interest payment in income in accordance with its regular method of accounting and will receive a tax benefit from the premium only in computing its gain or loss upon the sale or other disposition or payment of the principal amount of the Note.

         An election to amortize note premium will apply to amortizable note premium on all Notes and all other bonds, debentures, notes, certificates and other evidence of indebtedness, the interest on which is includible in the United States Holder's gross income, held at the beginning of the United States Holder's first taxable year to which the election applies or thereafter acquired, and may be revoked only with the consent of the IRS. If an election is made to amortize the premium on a Note, the basis of such Note in the hands of the electing United States Holder will be decreased by the premium as it is amortized. United States Holders should consult with their own tax advisors in deciding whether to elect to amortize premium on the Notes.

         Proposed Treasury regulations dealing with the treatment of note premium were issued by the IRS on June 27, 1996. Among the provisions contained in the proposed regulations is a provision that generally provides that premium may be amortized to offset interest income on a note only as the holder of such note takes qualified stated interest on such note into account under its regular tax accounting method. If

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adopted, the regulations would be effective for debt instruments acquired on or after the date 60 days after the date final regulations are published in the Federal Register. However, if a United States Holder elects to amortize note premium for the taxable year containing such effective date, the proposed Treasury regulations would apply to all the United States Holder's debt instruments held on or after the first day of the taxable year. United States Holders and their tax advisors should consider the effect of these and the other provisions of the proposed regulations in deciding whether to elect to amortize premium, if any, on the Notes.

         Sale, Exchange, Redemption or Repayment of the Notes. Upon the disposition of a Note by sale, exchange, redemption, or repayment, a United States Holder will generally recognize gain or loss equal to the difference between (i) the amount realized on the disposition (other than amounts attributable to accrued interest not previously included in income, which amounts will be taxable as ordinary income) and (ii) the United States Holder's tax basis in the Note.

         A United States Holder's tax basis in a Note generally will equal the cost of the Note (net of accrued interest) to the United States Holder increased by amounts includible in income as OID and market discount (if the holder elects to include market discount on a current basis), and reduced by any amortized premium and any payment other than payments of qualified stated interest made on such Note.

         Such gain or loss (except to the extent that the market discount rules discussed above otherwise provide) generally will constitute capital gain or loss and will be long-term capital gain or loss if the United States Holder has held such Note for longer than one year. Recently enacted legislation generally provides that noncorporate taxpayers with net long-term capital gains will be subject to reduced rates of taxation on such gains, which may vary depending upon the periods which the assets giving rise to such gain were held. United States Holders should consult their own tax advisors about these new capital gain provisions.

         Back-up Withholding. A United States Holder of a Note may be subject to "back-up withholding" at the rate of 31% with respect to certain "reportable payments," which generally include interest payments. These back-up withholding rules apply if such holder, among other things, (i) fails to furnish a social security number or other taxpayer identification number ("TIN") certified under penalties of perjury within a reasonable time after the request therefor, (ii) furnishes an incorrect TIN, (iii) fails to report properly interest or dividends, or (iv) under certain circumstances, fails to provide a certified statement, signed under penalties of

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perjury that the TIN furnished is the correct number and that such holder is not subject to back-up withholding. Any amount withheld from a payment to an investor under the back-up withholding rules is creditable against such investor's U.S. federal income tax liability, provided the required information is furnished to the IRS. Back-up withholding will not apply, however, with respect to payment made to certain holders of the Notes, including corporations, tax-exempt organizations and certain foreign persons, provided their exemption from back-up withholding is properly established. United States Holders of Notes should consult their tax advisors as to their qualification for exemption from U.S. backup withholding and the procedure for obtaining such an exemption.

         THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL U.S. INCOME TAX CONSEQUENCES RELATING TO THE PURCHASE, OWNERSHIP OR RETIREMENT OF THE NOTES. PROSPECTIVE PURCHASERS OF THE NOTES SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE TAX CONSEQUENCES OF THEIR PARTICULAR SITUATIONS.

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